UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 6

PHARMANET DEVELOPMENT GROUP, INC.

(Name of Subject Company)

PHARMANET DEVELOPMENT GROUP, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share, and associated Preferred Share Purchase Rights

(Title of Class of Securities)

717148100

(CUSIP Number of Class of Securities)

Jeffrey P. McMullen

Chief Executive Officer

PharmaNet Development Group, Inc.

504 Carnegie Center

Princeton, New Jersey 08540

(609) 951-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Denis Segota

Emilio Ragosa

Morgan, Lewis & Bockius LLP

502 Carnegie Center

Princeton, New Jersey 08540

(609) 919-6633

and

Charles M. Nathan

David Kurzweil

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

(212) 906-1200

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission on February 12, 2009 (as amended from time to time, the “Schedule 14D-9”) by PharmaNet Development Group, Inc., a Delaware corporation (“PharmaNet”).   The Schedule 14D-9 relates to the tender offer which was commenced by PDGI Acquisition Corp., a Delaware corporation (“Purchaser”), to purchase all outstanding shares of common stock, par value $0.001 per share of PharmaNet, and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.10 per share, of PharmaNet (collectively, the “Shares”), at a price of $5.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.  The Offer was made in connection with the Agreement and Plan of Merger, dated as of February 3, 2009 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among JLL PharmaNet Holdings, LLC, a Delaware limited liability company and Purchaser’s sole stockholder, Purchaser and PharmaNet, a copy of which is attached as Exhibit (e)(1) to the Schedule 14D-9.

The information in this Amendment No. 6 is incorporated by reference to all of the applicable items in the Schedule 14D-9, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 6.

You should read this Amendment No. 6 together with the Schedule 14D-9. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION

Item 8 is hereby amended and supplemented by adding the following under “Other Foreign Laws”:

“On March 18, 2009, Parent and Purchaser received approval from the FCO to consummate the Offer and the Merger.  In addition, on March 18, 2009, Parent issued a press release announcing the receipt of such approval from the FCO.”

ITEM 9.  EXHIBITS

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(5)(E)	Press Release, dated March 18, 2009 of Parent (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO as filed on March 18, 2009).

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2009	PHARMANET DEVELOPMENT GROUP, INC.

	By:	/s/ John P. Hamill
	Name:	John P. Hamill
	Title:	EVP and Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 12, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on February 12, 2009 (the “Schedule TO”)).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)

Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder*
(a)(2)	Letter to Stockholders from the Chief Executive Officer of the Company, dated February 12, 2009.*
(a)(5)(A)	Summary Advertisement published in the Wall Street Journal on February 12, 2009 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).
(a)(5)(B)

Joint Press Release, dated February 3, 2009, of the Company and Parent regarding execution of the Agreement and Plan of Merger (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on form 8-K filed on February 3, 2009).

(a)(5)(C)	Joint Press Release, dated February 12, 2009 of PharmaNet and Parent (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).
(a)(5)(D)	Press Release, dated March 13, 2009 of Parent (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).
(a)(5)(E)	Press Release, dated March 18, 2009 of Parent (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).
(e)(1)

Agreement and Plan of Merger, dated as of February 3, 2009, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 3, 2009).

(e)(2)(A)

Amended and Restated Employment Agreement, dated as of December 16, 2008, effective as of December 31, 2008, by and between the Registrant and Jeffrey P. McMullen (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K which was filed on February 11, 2009).

(e)(2)(B)

Amended and Restated Employment Agreement, dated as of December 31, 2008, by and between the Registrant and John P. Hamill (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K which was filed on February 11, 2009).

(e)(2)(C)

Amended and Restated Employment Agreement, dated as of December 31, 2008, by and between the Registrant and Thomas J. Newman, M.D. (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K which was filed on February 11, 2009).

(e)(2)(D)

Amended and Restated Employment Agreement, dated as of December 31, 2008, by and between the Registrant and Mark Di Ianni (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K which was filed on February 11, 2009).

(e)(2)(E)

Amended and Restated Employment Agreement, dated as of December 31, 2008, by and between the Registrant and Robin C. Sheldrick (incorporated by reference to Exhibit 10.5 to the Company’s Form 8-K which was filed on February 11, 2009).

(e)(3)	Confidentiality Agreement, dated as of December 1, 2008, by and between the Company and JLL Partners, Inc.*
(g)(3)	Section 262 of the Delaware General Corporation Law*
(g)(4)	Memorandum to All Employees Holding Options or Restricted Stock Units Under the PharmaNet Stock Plans*
(g)(5)	Memorandum to All Employees Holding Shares Purchased Under the ESPP*
(g)(6)	Memorandum to Holders of Restricted Stock Units Which Vest on March 4, 2009*

*  Previously filed with the Schedule 14D-9, as amended.

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